

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2022

Patrick Orlando
Chief Executive Officer
Digital World Acquisition Corp.
78 SW 7th Street
Miami, FL 33130

> **Re: Digital World Acquisition Corp.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed August 22, 2022**
> **File No. 001-40779**

Dear Mr. Orlando:

We have reviewed your August 22, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2022 letter.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

General

1. We note your response to prior comment number 1. While the registration rights agreement referenced in your response contemplates a delay in the effectiveness of the resale registration statement there is no corresponding provision in the securities purchase agreement. In this regard, Section 2.3(b)(iii) contemplates the "concurrent" closing of the Business Combination and on the PIPE resale registration statement being declared effective no later than the closing of the Business Combination. Accordingly, please revise to provide prominent cautionary language and risk factor disclosure highlighting the risks associated with the parties needing to restructure the PIPE and the securities purchase agreements, and the consequences to the parties if the PIPE investors decline to proceed.

       You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Josh Shainess, Legal Branch Chief, at (202) 551-7951, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Technology

cc: Barry I. Grossman